UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33349 / January 29, 2019

_____

In the Matter of   :
                                                                                    :
INVESTMENT MANAGERS SERIES TRUST   :
235 West Galena Street   :
Milwaukee, WI 53212   :
                                                                                    :
361 CAPITAL, LLC   :
4600 South Syracuse Street, Suite 500   :
Denver, CO 80237   :
                                                                                    :
(812-14893)   :
                                                                                    :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Investment Managers Series Trust and 361 Capital, LLC filed an application on April 5, 2018, and an amendment to the application on August 16, 2018, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On December 14, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 33323). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Investment Managers Series Trust and 361 Capital, LLC (File No. 812-14893) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary